Remark Holdings, Inc.
800 S. Commerce St.
Las Vegas, NV 89106

June 23, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Remark Holdings, Inc.
Registration Statement on Form S-1, as amended
File No. 333-272747
Request for Acceleration

Ladies and Gentlemen:

Remark Holdings, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended (File No. 333-272747), to become effective on Monday, June 26, 2023, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. or Patrick J. Egan, Esq. of Blank Rome LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (212) 885-5358 or Mr. Egan at (212) 885-5346 with any questions you may have concerning this request, and please notify either Ms. Marlow or Mr. Egan when this request for acceleration has been granted.

Very truly yours,

Remark Holdings, Inc.

By:	/s/ Kai-Shing Tao
Kai-Shing Tao
Chief Executive Officer

cc:	Leslie Marlow, Esq., Blank Rome LLP Patrick J. Egan, Esq., Blank Rome LLP